May 17, 1999

Dear Stockholder:

     Blonder Tongue Laboratories, Inc. (the "Company") is offering to purchase up to 750,000 shares of its common stock at a price not greater than $8.00 nor less than $6.00 per share (the "Offer"). The Company is conducting the Offer through a procedure commonly referred to as a "Dutch Auction." This procedure allows you to select the price within the specified price range at which you are willing to sell all or a portion of your shares to the Company. Also, this procedure allows you to sell all or a portion of your shares to the Company at a price determined by the "Dutch Auction" process.

     The Company will, upon the terms and subject to the conditions of the Offer, determine the lowest single per share price within the specified price range (the "Purchase Price") that will allow it to buy 750,000 shares (or such lesser number of shares as are validly tendered and not withdrawn at prices within that range). All of the shares that are validly tendered at prices at or below the Purchase Price and not withdrawn will, subject to possible proration and provisions relating to the tender of "Odd Lots," be purchased for cash at the Purchase Price, net to the selling stockholder. Shares that are tendered and not purchased will be returned to the tendering stockholder at the Company's expense.

     The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer. Neither the Company nor its Board of Directors makes any recommendation to any stockholder whether to tender any or all shares.

     If you do not wish to participate in the Offer, you do not need to take any action.

     Please note that the Offer is scheduled to expire at 5:00 p.m., New York City time, on Tuesday, June 15, 1999, unless extended by the Company. Questions regarding the Offer should be directed to Steven L. Shea, Senior Vice President of Ferris, Baker Watts, Incorporated, the Information Agent and Dealer Manager for the Offer, at 100 Light Street, Baltimore, Maryland 21202, Phone: (800) 247-7223.


                                 Sincerely,


                                 James A. Luksch
                                 Chairman, President and Chief Executive Officer